Kline Law Group, PC

100 Pine Street, Suite 1250

San Francisco, CA 94111

T – 415.745.3636

F – 415.745.3301

October 31, 2013

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Windaus Global Energy, Inc. (f/k/a Blue Star Entertainment Technologies, Inc.)
Amendment No.3 to Form 8-K
Filed October 2, 2013

File No: 000-54360

Dear Mr. Kluck:

On behalf of Windaus Global Energy, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated October 25, 2103, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 4 to the captioned Form 8-K (the “Amendment”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Item 2.01 Completion of Acquisition or Disposition of Assets

General

1.	We have considered your response to comments 5 and 22 in our letter dated September 16, 2013 and reissue both comments in part. Please discuss more specifically, as previously requested, the services provided by Caro Capital and quantify the “nominal price” issuance of shares in connection with such arrangement. Explain how you determined the consideration. We may have further comments based on your response.

RESPONSE:

Items 1.01 of the Amendment has been revised to include the following description of the company’s consulting arrangements at page 5:

“We entered into a consulting agreement with Caro Capital on April 30, 2013, pursuant to which Caro Capital shall (a) provide the Company with corporate consulting services on a best efforts basis in connection with introductions to other financial relations companies and other financial services; (b) contact the Company’s existing shareholders, responding in a professional manner to their questions and following up as appropriate; and (c) introduce the Company to various securities dealers, investment advisors, analysts, funding sources and other members of the financial community with whom it has established relationships, and generally assist the Company in its efforts to enhance its visibility in the financial community. Caro Capital has sole responsibility for any and all expenses related to the provision of such consulting and introductory services. In consideration of such services, we issued to the consultant 500,000 shares of common stock for a for a total purchase price of two hundred dollars ($200.00). No other consideration is payable and we do not believe that this agreement was material to the Company. The Agreement was for a period of six months from the date thereof and therefore is terminated as of October 30, 2013.”

Business of WindStream

Overview, page 6

2.	We note your response to comment 6 in our letter dated September 16, 2013; however, your targeted sector remains unclear from your response. Please explain what you mean by “average city” setting.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded explanation of the term “urban setting” at page 6:

“WindStream’s original concept was to create a small wind product (defined as 100KW or less) that could be easily deployed in typical city settings (i.e., an “urban setting”). These “urban settings” are population centers characterized by high population density and the accompanying elements thereof, such as multi-story buildings, high density housing, small building lots for residential housing and the existence of above ground power and communication lines. As a result, these areas typically have roof top surface and building height and codes that must be considered in the installation of wind turbine systems. The term “urban settling” is quite broad in that it includes large cities such as Los Angeles, San Diego, Chicago and New York with population densities of several thousand people per square mile, as well as many smaller cities throughout the country, such as Laramie, Wyoming, with population densities of only a thousand or so per square mile. Although estimates vary, according to the United States Census Bureau, over 80% of Americans live in metropolitan areas. Metropolitan areas are usually synonymous with what people consider "cities". In these urban settings, residents who seek ways to reduce energy costs and purchase socially responsible products, must consider the applicable building codes, while in more rural communities, residents may construct much larger devices due to the tact that they are not in close proximity to their neighbor and not subject to the same building code restrictions as those found in a more densely populated area. These codes vary from city to city, and our customers are encouraged to review the applicable building codes in their area, but generally these building codes include, among other things, power capacity limits, height limits, blade rotation speed limits, operational noise limits, and minimum distance from power and communication line requirements. While no single product can comply with all applicable regulations regarding rooftop installations, we believe that our products comply with many current applicable building codes and that many of our customers will be able to obtain building permits to install our products by complying with applicable permit processes and without significant construction or alteration of their home/facility. Our clients are responsible for determining if installation of our products complies with codes and regulations applicable to them and for applying for and obtaining all necessary permits.”

Pricing, page 8

3.	Please further revise to discuss any planned adjustments which may result in additional tooling for your product lines.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 8:

“The TurboMill and SolarMill products have each been developed to be a very simple system to assemble and install, along the lines of a do-it-yourself “kit.” In doing so, the Company has needed to ensure that the manufacturing process mimics this design methodology to continually reduce costs wherever possible. A vertical manufacturing plan is typical in our market segment and integral to our plans. Also, due to the recent onset of volatility of rare earth metals, and specifically the neodymium market, it has become critical to establish a manufacturing strategy that provides control, security, and cost stability.

We have taken and continue to take steps to establish a vertical manufacturing process and reduce manufacturing costs. We are internalizing many processes to grow vertically and remove our dependence on contract manufacturing. Coatings and extrusions (secondary and tertiary processes) have been brought in house, which reduced our Bill Of Materials (BOM) significantly. We plan to continue to increase vertical integration, standardization, Kaizen, and Kanban practices in order to continue to reduce our production costs. Refinements to how the generators are made to how the supporting frames are crafted to the paint line and final assembly are all considered and assessed in order find ways of reducing labor time and subsequently, cost. We plan to add to our manufacturing lines during the next twelve month to increase our throughput and drive costs lower. These planned improvements will include a “pre-paint” cleaning bath to remove oils and contaminants that come from the stamping process - currently all parts are manually cleaned. A new frame has been designed and is being tested now that will reduce the number of welds required for frame fabrication - this new frame will only need a bending jig manufactured which could dramatically reduce the time to construct a TurboMill or SolarMill frame. A TurboMill® is comprised of roughly 90 components (not including all the populated components in our controller board). Of these components, approximately 50% have proprietary tooling that has been developed and procured to meet production demand. Additional tooling may, in some cases, reduce labor costs or piece part pricing from our suppliers. For example, the tool to create the turbine blade, which has many stations and features as it works its way through the metal stamping process, includes some features in the process that require a “hand transfer” (moving the part from one machine to the next). Additional tooling will be made that will fit into the progressive die and negate the need for the hand transfer, driving down labor costs and adding efficiencies. This same methodology will be implemented on all of the parts that the Company has contracted for and will significantly reduce the points of labor that go into the production costs of the products. Bulk buying of other raw materials can reduce cost and that reduction may be reflected in the price the Company charges for all of its products.

Our initial short run of 500 units, with a 30 day lead time, resulted in a BOM for a TurboMill® of roughly $694. This pricing was required to meet sales opportunities and the current customer demand. By the end of the first 500 unit production run, the cost on a per unit basis has dropped to approximately $460 with higher volume purchasing and longer lead times for delivery. Within the next six to twelve months, subject to increased sales volume, we anticipate further reduction in the BOM to approximately $379. Over a longer period, if we are successful in increasing volume by establishing a global procurement and assembly matrix, we believe that we will have the opportunity to reduce the cost of goods sold further, with the ultimate goal of reduction to approximately $300. The graph below tracks our internal calculation of the BOM of our products as we moved from our prototypes in early 2011 to the current fifth generation of our products:

[Graph Omitted in this Response Letter]

The TurboMill and SolarMill would benefit equally in reductions in the BOM, but we can provide no assurance, however, that such improvements will be made, or the amount by which any such improvements would lower the BOM. In addition, as the Company increases its sales volume and needs to purchase additional raw materials the cost of these materials may be driven down with the additional purchase power, which could also reduce the BOM. Price adjustments to the TurboMill and SolarMill will be reduced when, as and if the BOM is reduced. Our pricing will be revised continually as the Company our sales increase and our BOM is adjusted due to our cost cutting efforts.”

Suppliers/Manufacturers, page 9

4.	We note your disclosure on page 9 that you have no long term contracts with any manufacturer, and believe that the loss of any manufacturer would not be material to your business or results of operations. Please revise to discuss the material terms of the agreements with the manufacturers and file such agreements as exhibits or advise us why you believe the company’s business is not substantially dependent upon such agreements. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

Item 2.01 of the Amendment has been revised to include the following expanded disclosure at page 9:

“The WindStream manufacturing philosophy is based upon the Toyota Production Systems (TPS). The TPS goal is simple by design but the Company’s believes that it will completely differentiate our product from the entire renewable energy market. WindStream production scheme is based on the same “economies of scale” utilized by the automotive and appliance industries.

The Company has not committed to any single manufacturer for exclusive rights to produce the components needed to manufacture the TurboMill or SolarMill. Instead, we have many relationships with contract manufacturers that will be expanded upon as we move forward. WindStream developed its products utilizing a design philosophy for its generator, turbine and base that takes advantage of existing materials and components that could be procured from multiple vendors through an established supply chain. We have also invested in the necessary tooling from which many of our component parts are created, stamped, injection molded, thermoformed etc. This gives the Company to ability to move the needed tooling to the chosen manufacturer whenever there is a concern of the Company’s or better pricing is available from a different vendor. For example, the turbines are currently made by a manufacturer in Chicago, Lindy Manufacturing. The tool to create the turbine blade is a progressive tool that is customized for production of our products and can be moved to one or more manufacturers without materially interrupting our manufacturing process. This multiple sourcing model is well known in the manufacturing industry an as such has allowed the Company to forego the need for long term contracts locking the Company into an agreement and pricing structure that may become more favorable later. As a result, the Company anticipates that it will benefit from declining component costs over time as sales volumes increase. The Company has undertaken a comprehensive search to identify the network of suppliers it will utilize for its low-and high-volume of production needs. At this time, the Company does not anticipate having a sole source provider for any critical component.

We have no long term contracts with any manufacturer, however we have committed to a purchase from Montrow Tool & Machine Inc., a local manufacturer, for the manufacturing of 15,000 generators and all the disciplines needed to construct these products as a “sub-assembly” to the final production. This Purchase Order with Montrow is for an aggregate purchase price of $550,000, payable in 4 installments following certain manufacturing milestones. We believe that loss of any manufacturer, including Montrow, would not be material to our business or results of operations.

WindStream performed system assembly and pre-production tests at its New Albany, Indiana facility. This location served as the Company’s first assembly and distribution location during its initial operating phase. During 2012, the scale of operations increased, and WindStream established a manufacturing facility in North Vernon, Indiana, which is strategically located among some of the world’s best manufacturing and service facilities. This offers the Company the ability to utilize a vast majority of the same tooling and supply facilities that feed GM, Toyota, Honda, Ford, and GE operations. We are also able to reach an employee pool of highly trained tooling and service professionals. These supply and service industry professionals and facilities are seeking to diversify their customer bases to increase their reach into the sustainability industry. We believe that our competitors are not afforded the same opportunity due to location and proximity of the vendor supply base. The Company believes that its facility in North Vernon is sufficient to meet anticipated current production needs. The Company will align with international partners that possess the necessary capabilities for assembly, test and distribution, both in the U.S. and in foreign markets as necessary. The Company has sourced all of the component parts needed for manufacturing from multiple suppliers so that there cannot be disruption to production schedules.”

The Wind Energy Industry, page 10

5.	We will continue to monitor for the supplemental materials in response to comment 10 in our letter dated September 16, 2013. Please note that we may have further comment.

RESPONSE:

The supporting documents that have been referenced in compiling the data used by the Company to evaluate the market will be provided under separate cover.

Sales, Marketing and Distribution, page 12

6.	We note your response to comment 12 in our letter dated September 13, 2013 and your response that the amendment has been revised to remove the reference pictures. We also note that your amendment includes a picture of IKEA. Please discuss whether you have any agreements with such company or revise to remove the picture.

RESPONSE:

Item 2.01 of the Amendment has been revised at page 12 to remove the referenced pictures.

7.	We note your response to comment 13 in our letter dated September 13, 2013. Please file such distribution arrangements as exhibits to your current report or advise.

RESPONSE:

Item 2.01 of the Amendment has been revised to include copies of the distribution agreements with HG Energy and Jamaica Public Service Company as Exhibits 4.4 and 4.5, respectively.

NTE: Accounting comments below

Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Results of Operations for The Three Months Ended March 31, 2013 and 2012, page 31

8.	We note your revised disclosure in response to comment 17 from our letter dated September 16, 2013. It appears that the dollar amount of general and administrative expenses for the period ended March 31, 2012 includes research and development expenses. Also, it appears that the change from 2012 to 2013 represents a decrease, not an increase as stated in your disclosure. Please revise.

RESPONSE:

We have revised the indicated disclosure to correct the general and administrative expenses for 2012 as follows: “General and Administrative Expenses for the three months ended March 31, 2013, were $309,196, which was a slight decline from similar expenses of $333,499 for the three months ended March 31, 2012.”

9.	Related to the comment above, please clarify how the $1.5 million of expense for consultants in 2013 is reflected in the total general and administrative expense for the period of $309,196.

RESPONSE:

We have corrected the indicated disclosure to remover the inaccurate reference to consultant expenses – there was, in fact, no material change in such expenses between periods.

Results of Operations for the Years Ended December 31, 2012 and 2011, page 31

10.	Your revised disclosure for research & development and general & administrative incorrectly references the years ended December 31, 2013 and 2012. Please revise to reflect the correct periods.

RESPONSE:

We have corrected to the indicated disclosure on page 31 to reflect the correct period, 2012 and 2011.

Item 4.01 Changes in Registrant’s Certifying Accountant, page 43

11.	We note your revised disclosure in response to comment 24 from our letter dated September 16, 2013. It is not clear how you have complied with our comment and reissue our comment in its entirety. Item 304(a)(2) of Regulation S-K, which requires the disclosure of consultations during the two most recent fiscal years and the subsequent interim period.

RESPONSE:

Item 4.01 of the Amendment has been revised to include the following expanded disclosure at page 43:

“(a) Dismissal of Independent Registered Public Accounting Firm

On October 25, 2013, our board of directors dismissed Malone Bailey, LLP (“Malone Bailey”), as the Company’s independent registered public accounting firm. Malone Bailey had been preciously retained on May 16, 2013.

Malone Bailey’s report on the financial statements for the fiscal years ended December 31, 2012 and 2011, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle, other than for a going concern.

During the fiscal the years ended December 31, 2012 and 2011, and in the subsequent interim period through October 25, 2013, the date of dismissal of Malone Bailey, there were no disagreements with Malone Bailey on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Malone Bailey, would have caused them to make reference to the subject matter of the disagreements in its reports on the financial statements for such year. During the fiscal years ended December 31, 2012 and 2011, and in the subsequent interim period through October 25, 2013, the date of dismissal of Malone Bailey, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided a copy of the above disclosures to Malone Bailey and requested Malone Bailey to provide it with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not Malone Bailey agrees with the above disclosures. A copy of Malone Bailey’s response letter is attached hereto as Exhibit 16.2.

Previously, on August 12, 2013, our board of directors dismissed Weinberg & Company, P.A. (“Weinberg”), as our independent registered public accountant.

Weinberg’s report on the financial statements for the fiscal years ended June 30, 2012 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle, other than for a going concern.

During the fiscal the year ended June 30, 2012, and for the period May 28, 2008 (inception) to June 30, 2012, and in the subsequent interim period through August 12, 2013, the date of dismissal of Weinberg, there were no disagreements with Weinberg on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Weinberg, would have caused them to make reference to the subject matter of the disagreements in its reports on the financial statements for such year. During the fiscal years ended June 30, 2012 and 2011, and in the subsequent interim period through August 12, 2013, the date of dismissal of Weinberg, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided a copy of the above disclosures to Weinberg and requested Weinberg to provide it with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not Weinberg agrees with the above disclosures. A copy of Weinberg’s response letter is attached hereto as Exhibit 16.1.

(b) New Independent Registered Public Accounting Firm

On October 25, 2013, our board of directors approved the engagement of Hartley Moore Accountancy Corporation (“Hartley Moore”), as the Company’s new independent registered public accounting firm.

During the fiscal years ended December 31, 2012 and 2011, and the subsequent interim period prior to the engagement of Hartley Moore, the Company has not consulted Hartley Moore regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(o)(1)(iv)) or a reportable event (as defined in Item 304(a)(1)(v)).”

The Company acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Scott C. Kline

Scott C. Kline

cc: Jerard Gibson, Attorney-Advisor